UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan
Financial Statements and Schedules
Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Caleres, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 11, 2015

Caleres, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2014			December 31, 2013
	Non Participant - Directed	Participant - Directed	Total	Non Participant - Directed	Participant - Directed	Total
Assets:
Cash	$135,371	$—	$135,371	$—	$—	$—
Investments - at fair value (Notes 3 & 4):
Mutual funds	—	132,114,635	132,114,635	—	133,735,214	133,735,214
Company Stock Fund	65,694,397	—	65,694,397	64,671,897	—	64,671,897
Total investments	65,694,397	132,114,635	197,809,032	64,671,897	133,735,214	198,407,111

Notes receivable from participants	—	3,420,817	3,420,817	—	3,536,295	3,536,295
Total assets	65,829,768	135,535,452	201,365,220	64,671,897	137,271,509	201,943,406

Liabilities:
Excess contributions payable	—	355,459	355,459	—	533,951	533,951
Total liabilities	—	355,459	355,459	—	533,951	533,951

Net assets available for benefits	$65,829,768	$135,179,993	$201,009,761	$64,671,897	$136,737,558	$201,409,455

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	December 31, 2014			December 31, 2013
	Non Participant - Directed	Participant - Directed	Total	Non Participant - Directed	Participant - Directed	Total
Additions to net assets attributed to:
Contributions
Employer contributions	$3,910,798	$—	$3,910,798	$3,757,450	$—	$3,757,450
Employee contributions	—	8,763,166	8,763,166	—	8,547,354	8,547,354
Rollovers	—	361,851	361,851	—	363,652	363,652
Total contributions	3,910,798	9,125,017	13,035,815	3,757,450	8,911,006	12,668,456

Interest income on notes receivable from participants	—	150,298	150,298	—	147,117	147,117
Investment income	586,838	1,623,198	2,210,036	487,401	1,419,424	1,906,825
Net realized and unrealized gain on investments	7,594,753	6,787,993	14,382,746	22,305,957	24,254,604	46,560,561
Total additions	12,092,389	17,686,506	29,778,895	26,550,808	34,732,151	61,282,959

Deductions from net assets attributed to:
Withdrawals	7,192,445	22,986,144	30,178,589	4,008,667	17,088,139	21,096,806
Participant transfer out of/(in to) fund	3,742,073	(3,742,073)	—	4,660,774	(4,660,774)	—
Total deductions	10,934,518	19,244,071	30,178,589	8,669,441	12,427,365	21,096,806

Net increase (decrease)	1,157,871	(1,557,565)	(399,694)	17,881,367	22,304,786	40,186,153

Net assets available for benefits at beginning of year	64,671,897	136,737,558	201,409,455	46,790,530	114,432,772	161,223,302

Net assets available for benefits at end of year	$65,829,768	$135,179,993	$201,009,761	$64,671,897	$136,737,558	$201,409,455

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

1.  Description of the Plan
On May 28, 2015, the shareholders of Brown Shoe Company, Inc. approved a rebranding initiative that changed the name of the company to Caleres, Inc. (the "Company"). In conjunction with the rebranding initiative, the Brown Shoe Company, Inc. 401(k) Savings Plan became the Caleres, Inc. 401(k) Savings Plan (the "Plan"). The following description of the Plan provides only general information about the Plan’s provisions. The Company is the plan sponsor. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment, or at the earliest administratively feasible date, if later, after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $95,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re‑employed, they are eligible to become a participant in the Plan on the date of re‑employment. The Administration Committee is responsible for the general administration of the Plan. Wells Fargo is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Company Stock Fund, in one percent increments.
The Company matches 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Company Stock Fund.
Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution and (2) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.
Forfeitures
Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. As of December 31, 2014 and December 31, 2013, all current period forfeitures and a portion of accumulated forfeitures were utilized to reduce employer contributions. During the years ended December 31, 2014 and 2013, employer contributions were reduced by forfeitures of $407,417 and $140,002, respectively, which included account balances forfeited during the year.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than the the Company Stock Fund, in one percent increments.
Notes Receivable from Participants
Participants may borrow from their fund accounts, excluding employer matching contributions held in the the Company Stock Fund, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior twelve months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Plan charges a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.
Participant Transfers
Participants may transfer their existing account balances, excluding the matching contribution amounts received, in one percent increments among investment fund choices offered by the Plan (other than the Company Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received in one percent increments out of and subsequently back into the Company Stock Fund and into any other investment fund choices offered by the Plan daily. Participant transfers between participant directed investments and non-participant directed investments totaled $3,742,073 and $4,660,774 in 2014 and 2013, respectively.
Payment of Benefits
Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.
Termination of Service
Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Retirement
The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which they reach age 70 and a half or the date they terminate employment, whichever occurs later. If the participant is a five percent or greater shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Plan Expenses
All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

2.  Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3.  Investments
During 2014 and 2013, the Plan’s investments, including investments purchased, sold, as well as held during the year, appreciated in fair value by $14,382,746 and $46,560,561, respectively.

	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2014
American Funds EuroPacific Growth Fund Class R4	$(430,042)	$11,837,688
American Funds Growth Fund of America Class R4	1,309,555	15,183,169
Company Stock Fund	7,594,753	65,694,397
DFA Emerging Markets Value Fund Class I	(81,087)	1,218,576
Dodge & Cox Stock Fund	2,235,393	26,490,936
Dodge & Cox Income Fund	(29,153)	11,758,076
PIMCO Total Return Admin Fund	313,532	—
Vanguard Institutional Index Fund	2,215,706	21,704,489
Vanguard Prime Money Market Fund	10,048	14,204,749
William Blair Small Cap Growth Fund Class I	286,878	9,683,383
Oakmark Equity & Income I	556,237	9,680,176
Vanguard Target Retirement Income	14,398	460,246
Vanguard Target Retirement 2015	44,683	1,014,232
Vanguard Target Retirement 2020	84,344	1,546,698
Vanguard Target Retirement 2025	53,911	1,567,676
Vanguard Target Retirement 2030	61,410	1,365,526
Vanguard Target Retirement 2035	33,961	1,095,888
Vanguard Target Retirement 2040	32,032	791,719
Vanguard Target Retirement 2045	22,739	910,501
Vanguard Target Retirement 2050	23,043	817,284
Vanguard Target Retirement 2055	30,405	783,623
	$14,382,746	$197,809,032

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2013
American Funds EuroPacific Growth Fund Class R4	$2,073,431	$12,741,115
American Funds Growth Fund of America Class R4	3,792,808	14,660,006
Company Stock Fund	22,305,957	64,671,897
DFA Emerging Markets Value Fund Class I	(68,736)	1,012,929
Dodge & Cox Stock Fund	7,892,035	27,801,039
PIMCO Total Return Admin Fund	(609,041)	13,192,792
Vanguard Institutional Index Fund	4,853,955	21,343,710
Vanguard Prime Money Market Fund	8,374	15,393,543
William Blair Small Cap Growth Fund Class I	3,801,891	10,745,494
Oakmark Equity & Income I	1,742,516	9,026,789
Vanguard Target Retirement Income	16,190	430,893
Vanguard Target Retirement 2015	107,648	1,531,555
Vanguard Target Retirement 2020	116,490	1,340,688
Vanguard Target Retirement 2025	77,905	1,113,654
Vanguard Target Retirement 2030	118,328	964,760
Vanguard Target Retirement 2035	86,633	613,987
Vanguard Target Retirement 2040	83,050	523,562
Vanguard Target Retirement 2045	58,483	455,791
Vanguard Target Retirement 2050	61,653	429,619
Vanguard Target Retirement 2055	40,991	413,288
	$46,560,561	$198,407,111

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits is as follows:

	December 31,
	2014	2013

American Funds EuroPacific Growth Fund Class R4	$11,837,688	$12,741,115
American Funds Growth Fund of America Class R4	15,183,169	14,660,006
Company Stock Fund*
(2014 - 725,298 units, 2013 - 818,564 units)	65,694,397	64,671,897
Dodge & Cox Stock Fund	26,490,936	27,801,039
Dodge & Cox Income Fund	11,758,076	—
PIMCO Total Return Admin Fund	—	13,192,792
Vanguard Institutional Index Fund	21,704,489	21,343,710
Vanguard Prime Money Market Fund	14,204,749	15,393,543
William Blair Small Cap Growth Fund Class I	9,683,383	10,745,494
*Non participant-directed
The total non-participant-directed investment consists of the following:

	December 31,
	2014	2013

Company Stock Fund	$65,694,397	$64,671,897

Non-participant-directed income includes $586,838 and $487,401 of dividends received by the Plan on Company stock for the years ended December 31, 2014 and 2013, respectively.

4.  Fair Value Measurements
FASB guidance on fair value measurements and disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with the fair value guidance, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual Funds
The Plan’s investments are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency. There are currently no redemption restrictions on these investments. These invested funds consist of American Funds EuroPacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, Dodge & Cox Income Fund, PIMCO Total Return Admin Fund, Vanguard Institutional Index Fund, Vanguard Prime Money Market Fund, William Blair Small Cap Growth Fund Class I, Oakmark Equity & Income I, Vanguard Target Retirement Income and Vanguard Target Retirement 2015 - 2055. The goal of these investment funds includes growth and preservation of capital.
Common Stock Fund
The Company Stock Fund is a unitized fund that invests in the Company’s common stock, which is classified within Level 1 of the fair value hierarchy because the fair value is based on the closing price on the New York Stock Exchange on the last business day of the year. A portion of the fund may also be invested in the Vanguard Prime Money Market Fund to accommodate daily transactions, which is classified within Level 1. As of December 31, 2014 and 2013, the fair value of the Company Stock Fund includes $3,137,911 and $3,105,930, respectively, of assets invested in the Vanguard Prime Money Market Fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair values of the Plan's investments by asset class are as follows:

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

		Fair Value Measurements
December 31, 2014	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds EuroPacific Growth Fund	$11,837,688	$11,837,688	$—	$—
American Funds Growth Fund of America	15,183,169	15,183,169	—	—
DFA Emerging Markets Value Fund Class I	1,218,576	1,218,576	—	—
Dodge & Cox Stock Fund	26,490,936	26,490,936	—	—
Dodge & Cox Income Fund	11,758,076	11,758,076
Vanguard Institutional Index Fund	21,704,489	21,704,489	—	—
Vanguard Prime Money Market Fund	14,204,749	14,204,749	—	—
William Blair Small Cap Growth Fund Class I	9,683,383	9,683,383	—	—
Oakmark Equity & Income I	9,680,176	9,680,176	—	—
Vanguard Target Retirement Income	460,246	460,246	—	—
Vanguard Target Retirement 2015	1,014,232	1,014,232	—	—
Vanguard Target Retirement 2020	1,546,698	1,546,698	—	—
Vanguard Target Retirement 2025	1,567,676	1,567,676	—	—
Vanguard Target Retirement 2030	1,365,526	1,365,526	—	—
Vanguard Target Retirement 2035	1,095,888	1,095,888	—	—
Vanguard Target Retirement 2040	791,719	791,719	—	—
Vanguard Target Retirement 2045	910,501	910,501	—	—
Vanguard Target Retirement 2050	817,284	817,284	—	—
Vanguard Target Retirement 2055	783,623	783,623	—	—
Total mutual funds	132,114,635	132,114,635	—	—
Company Stock Fund	65,694,397	65,694,397	—	—
Total investments	$197,809,032	$197,809,032	$—	$—

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

		Fair Value Measurements
December 31, 2013	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds EuroPacific Growth Fund	$12,741,115	$12,741,115	$—	$—
American Funds Growth Fund of America	14,660,006	14,660,006	—	—
DFA Emerging Markets Value Fund Class I	1,012,929	1,012,929	—	—
Dodge & Cox Stock Fund	27,801,039	27,801,039	—	—
PIMCO Total Return Admin Fund	13,192,792	13,192,792	—	—
Vanguard Institutional Index Fund	21,343,710	21,343,710	—	—
Vanguard Prime Money Market Fund	15,393,543	15,393,543	—	—
William Blair Small Cap Growth Fund Class I	10,745,494	10,745,494	—	—
Oakmark Equity & Income I	9,026,789	9,026,789	—	—
Vanguard Target Retirement Income	430,893	430,893	—	—
Vanguard Target Retirement 2015	1,531,555	1,531,555	—	—
Vanguard Target Retirement 2020	1,340,688	1,340,688	—	—
Vanguard Target Retirement 2025	1,113,654	1,113,654	—	—
Vanguard Target Retirement 2030	964,760	964,760	—	—
Vanguard Target Retirement 2035	613,987	613,987	—	—
Vanguard Target Retirement 2040	523,562	523,562	—	—
Vanguard Target Retirement 2045	455,791	455,791	—	—
Vanguard Target Retirement 2050	429,619	429,619	—	—
Vanguard Target Retirement 2055	413,288	413,288	—	—
Total mutual funds	133,735,214	133,735,214	—	—
Company Stock Fund	64,671,897	64,671,897	—	—
Total investments	$198,407,111	$198,407,111	$—	$—

For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

5.  Federal Income Taxes
The Plan has received a determination letter from the IRS dated March 1, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

6.  Related Party Transactions
The Plan investments are investment funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the Company’s common stock fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2014 and 2013, the Plan received $586,838 and $487,401, respectively, in investment income from the Company.

Supplemental Schedules

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2014

No. of Shares/Units	Description	Cost**	Current Value
255,895	American Funds EuroPacific Growth Fund Class R4		$11,837,688
358,347	American Funds Growth Fund of America Class R4		15,183,169
725,298	Company Stock Fund*	34,135,036	65,694,397
47,323	DFA Emerging Markets Value Fund Class I		1,218,576
146,407	Dodge & Cox Stock Fund		26,490,936
853,271	Dodge & Cox Income Fund		11,758,076
115,039	Vanguard Institutional Index Fund		21,704,489
14,204,749	Vanguard Prime Money Market Fund		14,204,749
354,443	William Blair Small Cap Growth Fund Class I		9,683,383
303,359	Oakmark Equity & Income I		9,680,176
35,650	Vanguard Target Retirement Income		460,246
66,333	Vanguard Target Retirement 2015		1,014,232
54,346	Vanguard Target Retirement 2020		1,546,698
94,838	Vanguard Target Retirement 2025		1,567,676
47,022	Vanguard Target Retirement 2030		1,365,526
61,429	Vanguard Target Retirement 2035		1,095,888
26,603	Vanguard Target Retirement 2040		791,719
48,820	Vanguard Target Retirement 2045		910,501
27,592	Vanguard Target Retirement 2050		817,284
24,504	Vanguard Target Retirement 2055		783,623
			$197,809,032
	* Exempt party-in-interest to the plan
	**Cost basis is not required for participant-directed investments.
	***Party-in-interest

Caleres, Inc. 401(k) Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN 43-0197190 Plan 006

Year Ended December 31, 2014

Identity of Party Involved	Description of Assets	Aggregate Purchase Price	Aggregate Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (i) - Single transactions in excess of five percent of beginning net assets
Wells Fargo	Dodge & Cox Income Fund	$11,604,927	$—	$11,604,927	$11,604,927	$—
	PIMCO Total Return Admin Fund	—	11,585,428	10,342,395	11,585,428	1,243,033

Category (iii) - Series of transactions in excess of five percent of beginning net assets
Wells Fargo	Dodge & Cox Income Fund	$11,942,314	$—	$11,942,314	$11,942,314	$—
			100,690	100,690	100,690	—
Wells Fargo	PIMCO Total Return Admin Fund	1,577,753	—	1,577,753		—
			15,060,902	13,441,407	15,060,902	1,619,495
Wells Fargo	Vanguard Prime Money Market Fund	5,366,382	—	5,366,382	5,366,382	—
		—	6,555,174	6,555,174	6,555,174	—
Wells Fargo	Company Stock Fund	3,946,687	—	3,946,687	3,946,687	—
		—	9,856,227	5,884,077	9,856,227	3,972,150

There were no category (ii) or (iv) reportable transactions during 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 11, 2015	/s/ Kenneth H. Hannah
Kenneth H. Hannah
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm